

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2012

<u>Via E-mail</u>
Axel Merk
President and Chief Investment Officer
Merk Gold Trust
555 Bryant Street, Suite 455
Palo Alto, California 94301

> **Re:** **Merk Gold Trust**
> **Registration Statement on Form S-1**
> **Filed April 20, 2012**
> **File No. 333-180868**

Dear Mr. Merk:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. For example, we note your disclosure in the section entitled "The Gold Industry." Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

3.   Please revise the prospectus to include an organizational chart that shows the relationships between the trust and the various entities that will provide services to the trust or advise us why such revision is not necessary. Please also describe the potential conflicts of interest, if any, among the various entities.

4.   We are unable to locate some of the disclosure required by Form S-1. For example, we note the following item requirements do not appear to be met:

- Item 102 of Regulation S-K;

- Item 103 of Regulation S-K;

- Item 401 of Regulation S-K;

- Item 403 of Regulation S-K; and

- Item 404 of Regulation S-K.

Please provide the requested information or otherwise explain to us why such disclosure is inapplicable to you.

5.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

   o   If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

   o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Cover Page of Prospectus

6.   Please revise to clarify if the price per basket that will be paid in the future by the authorized participants will be different than the initial basket price.

Statement Regarding Forward-Looking Statements, page ii

7.   Please remove all references to the safe harbors provided by the federal securities laws for forward-looking statements. These provisions do not apply to you as you have no history of filing periodic reports. Considering that you may not rely on these safe harbors, it is not appropriate to include references to the safe harbors in your disclosure.

8.   We note your statement that you do not undertake any duty to update or revise any forward-looking statements. Please revise your disclosure and confirm to us that you will update or revise your disclosure as required by law.

Prospectus Summary, page 1

Trust Objective, page 3

9.   We note the disclosure of the various advantages of investing your shares in this section. Please balance this disclosure with disclosure summarizing the most significant disadvantages and risks of investing in the shares. Your summary risk factor disclosure should be as equally as prominent as your discussion of the advantages of investing in the shares.

10.   We note your disclosure that long-term capital gains will be taxed at the maximum rate of 28% for individual U.S. investors. Please include a summary risk factor that discloses this risk. Please also provide more detailed disclosure in your Risk Factor section. In addition, please also include a summary risk factor that highlights for investors that each sale of Gold Bars will be a taxable event for investors.

The Offering , page 5

11.   We note your disclosure regarding taking delivery of gold bars, in particularly, we note your statement that the shares must "have a minimum dollar value in the amount that is specified by the Sponsor from time to time on the Trust's website." Please provide more information about this criterion elsewhere in the prospectus.

Risk Factors, page 10

12.   We note that several risk factor subheadings merely state general facts about your business. For example, we note the following subheadings:

   - "There is no guarantee that Gold Bars will be available in Specified Sizes," page 18;

- "If a Delivery Applicant requests that Gold Bars be delivered to a destination that is outside the "change of integrity . . . ," page 18;

- "Investors and Authorized Participants lack the right under the Custody Agreement to assert claims directly against the Custodian," page 20; and

- "Value of Gold Bars in Trust is limited to the value of the fine ounce content of the Gold Bars," page 21.

Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to understand the risk as it specifically applies to you.

13.   Please include a risk factor that quantifies the amount of trading income required for the value of a share at the end for the first year to equal the initial selling price.

As an owner of Shares, you will not have the rights normally associated with ownership of shares of other types of investment vehicles, page 19

14.   Please revise this risk factor so that investors can appreciate the magnitude of the potential risk. For example, please disclose that investors will have extremely limited voting rights.

Business of the Trust, page 28

The Trust's Guiding Principles, page 28

15.   We note your disclosure on page 29 that London Bars carry the lowest transaction costs. Please elaborate to explain the reasons why.

Creation and Redemption of Shares by Authorized Participants, page 31

16.   We note your disclosure in this section that the creation and redemption of baskets may be done with both gold and cash, the latter of which is not described elsewhere. Please expand your disclosure to clarify when and how cash will be accepted for the creation or redemption of baskets.

U.S. Federal Income Tax Consequences, page 42

17.   Please tell us if investors will receive a Schedule K-1. If investors will receive a Schedule K-1, please revise your disclosure to explain this on the cover page of the prospectus. Please also include risk factor disclosure in the summary of the prospectus and the risk factor section on issues investors may face because of this tax treatment. In particular we note that Schedules K-1 are usually complex and involve the engagement by individuals of sophisticated tax experts.

Plan of Distribution, page 46

18.   Please revise to explicitly state that the initial authorized participant is a statutory underwriter.

Trust Expenses, page 48

19.   Please provide disclosure of the total fees and expenses investors must bear for an investment in the trust, including an estimated expense ratio for an investment in the trust. Please also describe all the components that you have included in the expense ratio and explain any assumptions you have made.

20.   Please clarify in what instances the sponsor will assume extraordinary expenses of the trust.

Valuation of Gold, Computation of Net Asset Value and Adjusted Net Asset Value, page 49

21.   We note your disclosure regarding the calculation of net asset value and adjusted net asset value. As currently disclosed, it is unclear how the calculations differ. Please revise for clarity here and in the "Trust Expenses" section above.

Description of the Shares, page 52

22.   We note your disclosure that the net asset value of the trust will be published daily and posted on the trust's website. Please revise to clarify if adjusted net asset value will also be published and posted.

Glossary, page 66

23.   We note your use of defined terms. Please revise your prospectus throughout to reduce the use of defined terms. For example, you capitalize terms such as "Non-U.S. Investor," "Shares," "Shipping Carrier," "Sponsor," etc. Because you are using these terms for their common meanings, you could safely eliminate the initial capital letters without causing confusion. Your prospectus should be written in compliance with the plain English rules. See Rule 421 of Regulation C.

Financial Statements

24.   We note that you have not included the audited financial statements of Merk Gold Trust, although it appears you intend to file your financial statements with a subsequent amendment to your registration statement. Please note that we may have additional comments upon the review of such financial statements.

Part II – Information Not Required In Prospectus, page II-1

Item 16. Exhibits and Financial Statement Schedules, page II-2

25.   Please tell us why you are filing the "Form of" various agreements. Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

26.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal or tax opinions with the next amendment, please provide draft copies for us to review. The drafts should be filed as EDGAR correspondence.

Signatures, page II-5

27.   Please include the signatures of the majority of the board of directors of the sponsor or otherwise explain to us how the signatures are in compliance with Instruction 1 to Signatures on Form S-1.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3655 with any other questions.

             Sincerely,

             /s/ Sonia Barros

             Sonia Barros
             Special Counsel

cc: Francine J. Rosenberger, Esq.